                                                                       Exhibit 3

                           INSCI-STATEMENTS.COM, CORP
                   INDEX TO SUPPLEMENTAL FINANCIAL STATEMENTS

Independent Auditors Reports ............................................   F-2

Supplemental Balance Sheets- March 31, 1999 and September 30,  1999 .....   F-4

Supplemental Statements of Operations- Years ended March 31, 1999
  and 1998, and Six months ended September 30, 1999 and 1998 ............   F-5

Supplemental Statements of Stockholders Equity- Years ended March 31,
  1999 and 1998 and Six months ended September 30, 1999 .................   F-6

Supplemental Statements of Cash Flows- Years ended March 31, 1999
  and 1998 and Six Months Ended September 30, 1999 and 1998 .............   F-7

Notes to Supplemental Financial Statements...............................   F-9

                          Independent Auditor's Report

To the Stockholders and
Board of Directors of
insci-statements.com, corp


      We have audited the accompanying supplemental balance sheet of insci-statements.com, corp (formerly INSCI Corp) as of March 31, 1999 and the related supplemental statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 1999. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these supplemental financial statements based on our audits. We did not audit the financial statements of The Internet Broadcasting Company, Inc., which statements reflect total assets constituting approximately 2% of the related supplemental financial statements total assets at March 31, 1999, and which reflect net loss constituting approximately 72% and 33% of the related supplemental financial statements total net loss for the years ended March 31, 1999 and 1998, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for The Internet Broadcasting Company, Inc is based solely on the report of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The supplemental consolidated financial statements give retroactive effect to the merger of insci-statements.com, corp and The Internet Broadcasting Company, Inc. on December 10, 1999, which has been accounted for as a pooling-of-interests as described in Note B-4 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical financial statements of insci-statements.com, corp after financial statements covering the date of consummation of the business combination are issued.

      In our opinion, based upon our audits and the report of the other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of insci-statements.com, corp as of March 31, 1999 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1999, after giving retroactive effect to the merger with The Internet Broadcasting Company, Inc, as described in the notes to the supplemental financial statements, in conformity with generally accepted accounting principles.

                                                /s/ Pannell Kerr Forster PC

New York, New York
December 10, 1999

                          Independent Auditor's Report

To the Board of Directors
The Internet Broadcasting Company, Inc.
  and Subsidiary
Pompano Beach, Florida


We have audited the consolidated balance sheets of The Internet Broadcasting Company, Inc. (formerly The Capital Internet Group, Inc) and Subsidiary (a Development Stage Company), as of June 30, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and for the period from August 23, 1996, (Inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Internet Broadcasting Company, Inc. and Subsidiary at June 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and from August 23, 1996, (Inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant operating losses, working capital deficiency and negative net worth raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                                /s/ Goldstein Lewin & Co.

Boca Raton, Florida
October 24, 1999

                           INSCI-STATEMENTS.COM, CORP
                          SUPPLEMENTAL BALANCE SHEETS
                      (in thousands, except share amounts)

                                                      MARCH 31, SEPTEMBER 30,
ASSETS                                                  1999         1999
                                                      -----------------------
                                                                 (UNAUDITED)
Current assets:
      Cash and cash equivalents (Notes B-3
        and B-10)                                       $1,892       1,289
      Accounts receivable, net of allowance for
        doubtful accounts of $100 (Note B-10)            3,004       4,292
      Inventory (Note B-5)                                  43          29
      Prepaid expenses and other current assets            197         276
                                                       -------     -------
        Total current assets                             5,136       5,886
Property and equipment, net (Notes B-7 and D)              763         775
Capitalized software development costs, net of
  accumulated amortization of $554 at
   March 31, 1999 (Note B-6)                               898       1,035
Purchased software, net of accumulated
  amortization of $610 at March 31, 1999
  (Note B-6)                                             1,693       1,726
Other                                                      296         835
                                                       -------------------
Total assets                                           $ 8,786     $10,257
                                                       ===================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Line of Credit Bank                                   50          50
      Accounts payable                                   1,526       1,141
      Accrued expenses:
        Compensation                                       747         705
        Vacation                                           282         253
        Commissions                                        216         268
        Other                                              494         839
      Current Portion of Capital Lease
       Obligations                                          35          35
      Deferred maintenance revenue (Note B-2)            1,252       1,330
                                                       -------------------
        Total current liabilities                        4,602       4,621
                                                       -------------------

Commitments and contingencies
 (Notes E,F,G,I,J and K)

Capital Lease Obligations, Net of current
  portion                                                   28          28

Stockholders' equity (Notes B-4, B-13,I, J,K
 and L)
    Convertible preferred stock, $.01 par
     value, authorized 10,000,000 shares:
     10% Convertible redeemable preferred
     stock, 103,335 and 0 shares issued and
     outstanding, at March 31, 1999 and
     September 30, 1999, respectively                        1          -
     8% Convertible redeemable preferred
     stock, 2,148,363 and 1,416,461 shares
     issued and outstanding at March 31,
     1999 and September 30, 1999,
     respectively                                           21          14

    Common stock, $.01 par value: authorized
     40,000,000 shares: issued and
     outstanding 8,715,052 and 10,618,600
     shares at March 31, 1999 and September
     30, 1999, respectively                                 87         106

    Additional paid-in capital                          28,952      31,229
    Accumulated deficit                                (24,905)    (25,741)
                                                       -------------------
        Total stockholders' equity                       4,156       5,608
                                                       -------------------
Total liabilities and stockholders' equity             $ 8,786     $10,257
                                                       ===================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           INSCI-STATEMENTS.COM, CORP
                      SUPPLEMENTAL STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                           SIX MONTHS ENDED
                                    YEAR ENDED MARCH 31,     SEPTEMBERA 30,
                                     1999        1998       1999       1998
                                    -------------------  --------------------
                                                         (Unaudited) (Unaudited)
Revenue (Notes B-2 and M)
  Product                           $ 5,992      $ 4,604    $ 2,923    $ 2,520
  Services                            6,626        5,210      3,401      2,998
                                    -------      -------    -------    -------
    Total revenue                    12,618        9,814      6,324      5,518
                                    -------      -------    -------    -------
Cost of revenue (Note B-6)
  Product                             1,288        1,991        990        668
  Services                            3,187        2,630      1,358      1,598
                                    -------      -------    -------    -------
      Total cost of revenue           4,475        4,621      2,348      2,266
                                    -------      -------    -------    -------
Gross margin                          8,143        5,193      3,976      3,252
                                    -------      -------    -------    -------
Expenses
  Sales and marketing                 4,187        3,935      1,941      2,003
  Product development (Note B-6) ..   2,710        2,713      1,382      1,229
  General and administrative          2,847        2,346      1,670      1,789
  Non-recurring charges (Note C) ..    --            139       --         --
                                    -------      -------    -------    -------
      Total expenses                  9,744        9,133      4,993      5,021
                                    -------      -------    -------    -------
Loss from operations                 (1,601)      (3,940)    (1,017)    (1,769)
                                    -------      -------    -------    -------
Other income (expense)
  Interest income                        77          169         23         45
  Interest expense                      (79)          (9)       (74)        (9)
  Other                                --           --            1       --
                                    -------      -------    -------    -------
      Other income (expense)             (2)         160        (50)        36
                                    -------      -------    -------    -------
Net loss                             (1,603)      (3,780)    (1,067)    (1,733)
Preferred stock dividend (Notes
  B-13 and I)                          (706)        (847)      (302)      (298)
                                    -------      -------    -------    -------
Net loss applicable to common
  shares                            $(2,309)     $(4,627)   $(1,369)   $(2,031)
                                    =======      =======    =======    =======
Net loss per common share -
  basic (Note B-9)                  $ (0.28)     $ (0.82)   $ (0.15)   $ (0.26)
                                    =======      =======    =======    =======

Weighted average common
  shares outstanding (Note B-9)       8,235        5,615      9,130      7,956
                                    =======      =======    =======    =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                   INSCI-STATEMENT.COM, CORP
                                        SUPPLEMENTAL STATEMENTS OF STOCKHOLDER'S EQUITY
                                      Years ended March 31, 1999 and 1998 and Six months
                                             ended September 30, 1999 (unaudited)
                                             (in thousands, except share amounts)
                                           Common Stock           Preferred Stock      Additional
                                         -----------------     ---------------------    Paid-in     Accumulated
                                         Shares      Amount      Shares        Amount   Capital      (Deficit)       Total
                                     ----------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997 (NOTE B-4)    5,224,110      $  52     3,691,173        $  37    $27,070      ($ 17,969)        9,190

10% Preferred stock conversion to
 common stock                           590,325          6     (702,345)           (7)         1           --            --
8% Preferred stock conversion to
 common stock                            53,520          1     (49,999)            (1)      --             --            --
Common stock issued as dividend
  on 10% preferred stocks               157,254          2        --             --          394           (396)         --
Common stock accrued as dividend
  on 10% preferred stock                   --         --          --             --           26            (26)         --
 Preferred stock issued as
  dividend on 8% convertible
  redeemable preferred stock               --         --       251,943              3        422           (425)         --
 Issuance of shares                     149,588          1        --             --          112           --             113
Exercise of stock options                30,333       --          --             --           38           --              38
Net loss                                   --         --          --             --         --           (3,780)       (3,780)
                                     ----------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1998               6,205,130      $  62     3,190,772        $  32    $28,063      $ (22,596)      $ 5,561

10% Preferred stock conversion
 to common stock                      2,269,843         23     (1,498,602)        (15)        (8)          --            --
8% Preferred stock conversion to
 common stock                               125       --             (125)       --         --             --            --
Common stock issued as dividend
 on 10% preferred stocks                 62,364       --          --             --           54            (54)         --
Preferred stock issued as
 dividend on 8% convertible
 redeemable preferred stock                --         --       559,653              5        647           (652)         --
Issuance of shares                       70,000          1        --             --           (1)          --            --
Stock options issued for services          --         --          --             --           83           --              83
Exercise of stock options                95,000          1        --             --          110           --             111
Exercise of stock warrants               12,590       --          --             --            4           --               4
Net loss                                   --         --          --             --         --           (1,603)       (1,603)
                                     ----------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1999               8,715,052      $  87     2,251,698        $  22    $28,952      $ (24,905)      $ 4,156
8% Preferred stock conversion to
 common stock                           883,157          2     (812,472)           (8)      --             --              (6)
10% Preferred stock conversion to
 common stock                            60,927          7     (103,335)           (1)         0           --               6
Preferred stock issued as dividend
 on 8% convertible redeemable
 preferred stock                           --         --        80,570              1        301           (302)         --
Issuance of shares                      125,000          1        --             --          608           --             609
Stock options issued for services          --         --          --             --           72           --              72
Exercise of stock options               834,464          9        --             --        1,296           --           1,305
Net loss                                   --         --          --             --         --           (1,067)       (1,067)
Adjustment relating to IBC merger
 (Note B-4)                                --         --          --             --         --              533           533
                                     ----------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999
 (UNAUDITED)                         10,618,600      $ 106     1,416,461        $  14    $31,229      $ (25,741)      $ 5,608
                                     ========================================================================================

                          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                          INSCI-STATEMENTS.COM, CORP
                                    SUPPLEMENTAL STATEMENTS OF CASH FLOWS
                                                (in thousands)
                                                               YEAR ENDED               SIX MONTHS ENDED
                                                                 MARCH 31,                SEPTEMBER 30,
                                                            1999          1998         1999          1998
                                                          ---------     ---------     --------      --------
Cash flows from operating activities:                                                (unaudited)   (unaudited)
  Net loss                                                $ (1,603)     $ (3,780)     $ (1,067)     $ (1,733)
  Reconciliation of net loss to net
   cash provided by (used in)
   operating activities:
     Depreciation and amortization                             428           428           247           223
     Amortization of software costs                            884         1,215           597           445
     Non-recurring charges                                    --             139            73            40
     Stock options issued for services                          83          --
     Changes in assets and liabilities:
       Accounts receivable                                     (92)         (420)       (1,267)          407
       Inventory                                               (42)           46          --            --
       Prepaid expenses and other current asssets              (22)            2           (65)           18
       Accounts payable                                        406           533          (466)          (48)
       Accrued expenses                                       (319)          348           397          (540)
       Deferred maintenance revenue                            338            77            78           139
       Other                                                  (144)           74          (153)          209
                                                          --------      --------      --------      --------
Net cash provided by (used in) operating
 activities                                                    (83)       (1,338)       (1,626)         (840)
                                                          --------      --------      --------      --------

Cash flows from investing activities:
     Additions to capitalized software costs                  (492)         (567)         (339)         (234)
     Additions to purchased software                          (906)       (1,049)         (428)         (209)
     Capital expenditures                                     (358)         (382)         (260)         (379)
     Miscellaneous                                               5            (2)         --            --
                                                          --------      --------      --------      --------
Net cash (used in) investing activities                     (1,751)       (2,000)       (1,027)         (822)
                                                          --------      --------      --------      --------

Cash flows from financing activities:
     Proceeds from line of credit                               50          --            --            --
     Proceeds from issuance of common stock                  1,040           979         1,949             2
     Proceeds from issuance of preferred stock                --            --            --             485
     Proceeds from convertible loans                          --            --             151           205
     Payment of capital lease obligations                      (28)           (6)         --            --
     Proceeds (Payment) of note payable                       --             (50)          (50)           58
                                                          --------      --------      --------      --------
Net cash provided by financing activities                    1,062           923         2,050           750
                                                          --------      --------      --------      --------

Net change in cash and cash equivalents                       (772)       (2,415)         (603)         (912)
Cash and cash equivalents at beginning of period             2,664         5,079         1,892         2,664
                                                          --------      --------      --------      --------
Cash and cash equivalents at end of period                $  1,892      $  2,664      $  1,289      $  1,752
                                                          ========      ========      ========      ========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING AND INVESTING ACTIVITIES:

During fiscal years 1999 and 1998, the Company issued 2,332,332 and 801,099 shares, respectively, of its common stock in payment of dividends due and conversions of its preferred stocks (Notes I and J)

Dividends were accreted on beneficial conversion features of preferred stock and amounted to $8,000 and $235,000 in fiscal 1999 and 1998 respectively (Notes B-13 and I)

During fiscal years 1999 and 1998, the Company issued 559,653 and 251,943 shares of its 8% Convertible Redeemable Preferred Stock in payment of the dividends due on this stock. (Notes I and J)

During fiscal year 1999, the Company issued 70,000 shares of its common stock in exchange for cancellation of 150,000 common stock warrants. (Note J)

During fiscal 1998, preferred stock dividends were accrued in the amount of $26,000.

During the first six months ended September 30, 1999, the Company issued 125,000 shares of its Common Stock in exchange for software program rights. These shares had a fair market value of $609,000.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           INSCI-STATEMENTS.COM, CORP
                   NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS
                                 MARCH 31, 1999
                     (INFORMATION AT SEPTEMBER 30, 1999 AND
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)

NOTE A - BUSINESS

   The Company is a provider of statement/ bill portal services and digital document storage, workflow, and electronic commerce solutions. The company's portal services and software solutions are designed to help customers become more competitive, streamline business processes, improve customer service, and take advantage of new technological developments to drive revenues.

   At the Annual Meeting of Stockholders on November 9, 1999, INSCI Corp name was changed to insci-statements.com, corp ("insci").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying supplemental financial statements follows:

   1. Basis of presentation

   The supplemental financial statements give retroactive effect to the merger of insci-statements.com, corp and The Internet Broadcasting Company, Inc on December 10, 1999 which has been accounted for as a pooling-of-interests as described in Note B-4 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical financial statements of insci-statements.com, corp after financial statements covering the date of consummation of the business combination are issued.

   The accompanying supplementary balance sheet as of September 30, 1999 and the supplementary statements of operations and cash flows for the six months ended September 30, 1999 and the supplementary statement of shareholders' equity for the six months ended September 30, 1999 are unaudited. In the opinion of management, the unaudited supplementary financial statements have been prepared on the same basis as the audited supplementary financial statements and include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the six months ended September 30, 1999 are not necessarily indicative of operating results to be expected for the full fiscal year.

   The accompanying supplemental financial statements include the operations of the Company and its wholly owned subsidiary; INSCI (UK) Limited, a product development center located in the United Kingdom. During fiscal 1998, the Company's Board of Directors approved the closing of the Company's Philippine subsidiary. Neither subsidiary is financially significant to the consolidated results of the Company. All intercompany transactions and balances have been eliminated in the preparation of the financial statements.

   The preparation of supplemental financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   2. Revenue Recognition

      Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), was issued in October 1997 by the American Institute of Certified Public Accountants ("AICPA") and was amended by Statement of Position 98-4 ("SOP 98-4"). SOP 97-2 provides revised and expanded guidance of software revenue recognition and applies to all entities that earn revenue from licensing, selling, or otherwise marketing computer software. The Company adopted SOP 97-2 and SOP 98-4 in fiscal 1999. Based on its interpretation of SOP 97-2 and SOP 98-4, the Company believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. Additionally, the AICPA issued SOP 98-9 in December 1998, which provides certain amendments to SOP 97-2, and is effective for transactions entered into during fiscal 2000. Adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's financial position or results of operations. The Company believes that the adoption of SOP 98-9 will not have a material impact on its financial positions or results of operations.

      Product revenues from the sale of software licenses are recognized when evidence of a license agreement exists, the product has been shipped, the fees are fixed and determinable, collectability is probable and vendor specific objective evidence exists to allocate the total fee to elements of the arrangements. The Company's software license agreement does not (i) entitle the buyer to any right of return or exchange, or (ii) grant the customer any right to product upgrades or enhancements.

      Software maintenance revenue is recognized ratably over the contract period, generally one year. The Company has arranged with third party providers to perform all customer support obligations under its hardware maintenance contracts. Consequently, the Company recognizes hardware maintenance revenue upon commencement of the contract period.

      Services revenue from consulting and systems integration is recognized upon performance of the services where the customer contract is of a time and material nature and there are no significant remaining obligations, and upon acceptance of the completed project where the contract is of a short duration for a fixed price.

      Advance payments required from customers under contractual agreements which have not been fulfilled are classified as customer deposits.

      3. Cash and Cash Equivalents

   Cash and cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less. They are carried at cost which approximates market value.

       4. Acquisitions

      On December 10, 1999, the Company completed the acquisition of The Internet Broadcasting Company, Inc ("IBC") in a stock for stock merger. The Company issued 1,000,000 of its common stock in exchange for all outstanding common stock of IBC. Additionally, all vested and unvested IBC stock options were exchanged for similar insci stock options. IBC, a privately held company located in Pompano Beach, Florida, is a developer and provider of proprietary technology for the secure delivery of financial documents. The acquisition was accounted for as a pooling-of-interests, and, accordingly, the financial statements for periods prior to the combination have been restated to include the accounts and results of operation of IBC. The supplemental statement of stockholders equity reflects the accounts of the Company as if the additional common stock had been issued during all periods presented. The supplemental financial statements, including the notes thereto, should be read in conjunction with the historical financial statements of insci and IBC included in insci's fiscal 1999 annual report of Form 10-KSB and this 8-K filing, respectively.

   The balance sheets of insci as of March 31, 1999 and September 30, 1999 have been combined with the balance sheet of IBC as of June 30, 1999. The statement of operations of insci for the years ended March 31, 1999 and 1998 has been combined with IBC's statement of operations for the years ended June 30, 1999 and 1998. The statement of operations of insci for six month period ended September 30, 1999 have been combined with the statement of operations of IBC for the same six month period. An adjustment has been made to stockholders equity at March 31, 1997 to account for the effects of the IBC merger. An adjustment has been made to accumulated deficit for the six months ended September 30, 1999 in the amount of $533,000 representing the IBC net loss for the six months ended September 30, 1999. This adjustment results from the different periods of combination of the balance sheet and statement of operation.

   The financial position and results of operations previously reported by insci and IBC and the combined amounts presented in the accompanying supplemental financial statements are summarized as follows (in thousands):


                           Year Ended                      Six months ended
                             March 31,                       September 30,
                       1999             1998              1999          1998
Revenue                                                (unaudited)   (unaudited)
  insci               12,406            9,805             6,244         5,509
  IBC                    212                9                80             9
                     -------------------------           ----------------------
    Combined          12,618            9,814             6,324         5,518
                     -------------------------           ----------------------

Net (loss)
  insci                 (451)          (2,543)             (534)         (664)
  IBC                 (1,152)          (1,237)             (533)       (1,069)
                     -------------------------           ----------------------
    Combined          (1,603)          (3,780)           (1,067)       (1,733)
                     -------------------------           ----------------------

Total Assets
   insci               8,629                             10,100
   IBC                   157                                157
                       -----                             ------
     Combined          8,786                             10,257
                       -----                             ------

Basic and diluted net (loss) per common share of insci on a historical basis without giving effect to the IBC acquisition for the years ended March 31, 1999 and 1998 were ($0.16) and ($0.73), respectively.

   5. Inventory

   Inventory, consisting primarily of computer hardware and software products purchased from third parties, is stated at the lower of cost or market. Cost is determined by the specific identification method.

   6. Intangible Assets

   a. Capitalized Software Development Costs

      The Company capitalizes the qualifying costs of developing its software products. Capitalization of costs requires that technological feasibility has been established. Development costs incurred prior to the establishment of technological feasibility are expensed as incurred. When the software is fully documented and available for unrestricted sale, capitalization of development costs ceases, and amortization commences and is computed on a product-by-product basis, based on either a straight-line basis over the economic life of the product or the ratio of current gross revenues to the total current and anticipated future gross revenues, whichever is greater. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

      Realization of capitalized software development costs is subject to the Company's ability to market its software products in the future and generate cash flows sufficient to support future operations. Capitalized software development costs totaled $492,000 and $567,000 during the years ended March 31, 1999 and 1998, respectively. Amortization of capitalized software development costs totaled $304,000 and $517,000 during the years ended March 31, 1999 and 1998, respectively, and is included in cost of revenue in the accompanying statements of operations.

   b. Purchased Software

      The Company capitalizes as purchased software the costs associated with software products either purchased from other companies for resale or developed by other companies under contract with the Company (see Note E-4). The cost of the software is amortized on the same basis as capitalized software costs. The amortization period is re-evaluated quarterly with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Purchased software costs totaled $906,000 and $1,049,000 during the years ended March 31, 1999 and 1998, respectively. Amortization of purchased software costs totaled $580,000 and $698,000 during the years ended March 31, 1999 and 1998, respectively, and is included in cost of revenue in the accompanying statements of operations.

   7. Property and Equipment

      Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the determination of net income. The estimated useful lives are as follows:

            Furniture and fixtures.....   5-7 years
            Equipment..................   3-5 years
            Leasehold improvements.....   Life of lease

   8. Translation into US dollars

      The assets and liabilities of the Company's subsidiaries are translated into US dollars at exchange rates in effect at the balance sheet date for monetary items and at historical rates for non-monetary items. Revenue and expense accounts are translated at the average exchange rate in effect during each month. The cumulative foreign currency translation adjustment at March 31, 1999 and March 31, 1998 was not material.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income". SFAS 130 requires a company to report comprehensive income and its components in a full set of financial statements. Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources, such as foreign currency translation adjustments. The Company has not reported the income (loss) resulting from foreign currency translation adjustments as comprehensive income as the effects are not material to the financial statements. Accordingly, there is no material difference between the Company's net loss reported and the comprehensive loss for SFAS 130.

   9. Loss Per Share

      Basic net loss per common share is computed by dividing net loss applicable to common shares by the weighted average number of common shares outstanding during the year. For fiscal years 1999 and 1998, diluted loss per share is the same as basic loss per share since the inclusion of stock options, warrants and convertible securities would be antidilutive.


   10. Concentrations of Credit Risk

   Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 1999, the uninsured amounts held at these financial institutions were approximately $1,728,000. The Company has not experienced any losses on these investments to date.

   The Company has not experienced significant losses relating to collection of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit risks as determined by management. Accounts receivable consists of geographically and industry dispersed customers.

   11. Impairment of Long-Lived Assets

   In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value is required. No such write-downs were required in fiscal 1999 and 1998.


   12. Fair Value of Financial Instruments

   Financial assets for which carrying values approximate fair value include cash and cash equivalents and accounts receivable. Financial liabilities for which carrying values approximate fair value include accounts payable and accrued expenses.

   The Company estimates that the carrying values approximate fair value due to the short maturity or market rates of interest. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Therefore, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amount.

   13. Convertible Preferred Stock

   The beneficial conversion feature of convertible preferred stock (see Note I) is accounted for as a dividend to preferred shareholders and amortized over the period from the date of issue through the date the security is first convertible.

   14. Accounting for Stock Options and Warrants

      All stock options and warrants that have been granted by the Company to employees have been at or above fair market value of the Company's Common Stock at the time of grant. As a result, no compensation expense or other accounting relating to the Company's stock options issued has been required to be recorded within the financial statements of the Company. The Company has issued stock options for services performed by outside organizations and has recorded a charge of $83,000 to the Company's operating results for fiscal 1999 representing the estimated fair value of these activities.

   The foregoing accounting is in accordance with Accounting Principles Board Opinion No. 25 (APB Opinion No. 25) and related interpretations. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation, " (SFAS 123). The Company has included in Note L the impact of the fair value of employee stock-based compensation plans on net loss and net loss per share on a pro forma basis for awards granted pursuant to SFAS 123.

   15. Advertising Costs

      The Company expenses advertising as incurred. Advertising expense totaled approximately $127,000 and $115,000 in fiscal 1999 and 1998, respectively.

   16. Recently Issued Accounting Pronouncements

      In February 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. The Company does not expect SOP 98-1, which will be effective in fiscal 2000 to have a material effect on its financial position or results of operations.

   Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities" was issued in April 1998. SOP 98-5 requires the costs of start-up activities, including organization costs, to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company will adopt SOP 98-5 in fiscal 2000.

NOTE C - NON-RECURRING CHARGES

   During fiscal 1998, the Company's Board of Directors approved closing its Philippine subsidiary. As a result, the accompanying Statement of Operations for the year ended March 31, 1998 reflects a write-off of approximately $69,000 representing the subsidiary's net assets at March 31, 1998 and an accrual for estimated closing costs of $70,000. Included in the Company's fiscal 1998 Statement of Operations is $139,000 in revenue and $246,000 in loss from operations relating to the Philippine subsidiary. During fiscal 1999, the Company closed its Philippine operations.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at March 31, 1999 consist of the following (in thousands):

Furniture and fixtures                                      157
Leasehold improvements                                      146
Equipment                                                 1,461
                                                         ------
                                                          1,764
Less accumulated depreciation and amortization           (1,001)
                                                         ------
                                                            763
                                                         ------

Depreciation and amortization expense was $428,000 and $428,000 for fiscal years 1999 and 1998, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

   (1) In April, 1994, the Company loaned John L. Gillis, the Company's former Executive Vice President and Chief Operating Officer, and his wife, the amount of $150,000 to purchase a residence in Westborough, Massachusetts. During fiscal 1996 the Company established an allowance for loan loss as the underlying collateral had minimal value. However, Mr. Gillis has been repaying this loan through a surrender of a combination of stock options, salary and bonuses. During fiscal 1999 and 1998, the loan was repaid by $29,190 and $16,119 respectively. Interest on the loan was $5,384 and $7,434 during fiscal 1999 and 1998 respectively. The outstanding loan balance after fiscal 1999 payments was $47,834, which was offset by an allowance for loan losses of the same amount. The loan balance was cancelled by the Company on March 31, 1999, upon Mr. Gillis's resignation from the Company and in accordance with a separation agreement between Mr. Gillis and the Company.

       (2) The Company engaged Emerging Technology Ventures, Inc. ("ETVI") to manage its acquisition and strategic alliance activities. Mr. Francis X. Murphy ("Mr. Murphy"), who is President of ETVI, is also a director of the Company. ETVI is paid a monthly retainer of $6,000. In addition, during fiscal years 1999 and 1998, ETVI was paid an additional $39,000 and $26,000 respectively in connection with consulting services performed for the Company on behalf of the Company's Executive Committee. In October, 1995, ETVI was granted an incentive stock option to acquire 400,000 shares of the Company's Common Stock at an exercise price of $2.31 per share. These options are only exercisable to the extent that transactions are completed in accordance with the terms of the agreement. For completed transactions ETVI will receive a commission, which is offset against cumulative retainer fees paid and a portion of the stock options granted will vest concurrent with the date of the completed transaction. The arrangement with ETVI also provides that a portion of the stock options granted will vest upon arranging strategic sales alliances for the Company and that ETVI will receive 2% of the revenues generated from these alliances. During fiscal 1999, as the result of establishing strategic alliances, 125,000 options were vested. The fair value of the 125,000 options vested were estimated to be approximately $50,000. During fiscal 1998, ETVI had 50,000 options vest as the result of strategic alliances established. The fair value of the 50,000 options vested were estimated to be approximately $20,000. Amounts earned related to the 2% of revenues from strategic alliances in during fiscal 1999 and 1998 were $9,633 and $2,967, respectively. At March 31, 1999, remaining unvested options outstanding totaled 167,201.

      (3) The Company had engaged Gartner and Associates as financial consultants to advise the Company. Mr. Leonard Gartner ("Mr. Gartner"), principal of Gartner and Associates, is a former director of the Company. During fiscal 1999, Gartner and Associates was paid $18,000. During fiscal 1998, Gartner and Associates was paid a monthly retainer of $6,000 per month and, in addition, approximately $22,000 in fees related to additional assignments for the preparation of the Company's annual report and Form S-1 Registration Statement.

       (4) The Company collectively has entered into an agreement with Technology Providers (Ltd. of Sri Lanka and Incorporated of USA) ("TPL") under which TPL will provide computer programming services for certain software products under development and for selected customer application projects. Services rendered by TPL totaled $1,369,000 in fiscal 1999 and $1,078,000 in fiscal 1998. TPL is owned by family members of Mr. Krishan A. Canekeratne, a former Senior Vice President of Development for the Company who resigned in fiscal 1999. Mr. Canekeratne had no direct ownership interest in TPL during his employment with the Company. In the opinion of management, the fees paid under this agreement are at fair market value rates. The Company has issued approximately $1,114,000 in purchase orders for services to be performed by TPL in fiscal 2000. At March 31, 1999, amounts due to TPL approximated $460,000.

   (5) During fiscal 1998, Richard Gerstner ("Mr. Gerstner") a former director of the Company was paid fees in the amount of $11,500 for consulting work performed for the Company.

   (6) During fiscal 1999 and fiscal 1998, Mitchell Capital, Inc., whose principal shareholder is Mitchell Klein, a former director of the Company, was paid consulting fees in the amount of $15,000 and $22,000, respectively, for work performed for the Company.

NOTE F - LEASE COMMITMENTS

   The Company's lease for its Massachusetts headquarters expires in September, 2004. The Company subleases a portion of this space under an agreement which expires in November, 2000. Annual sublease rental income approximates $60,000. The Company also leases office space in Pompano Beach, Florida for the IBC office space. This lease expires January 31, 2001. As of March 31, 1999, future minimum rent to be paid under these operating leases is as follows (in thousands):
   Year ending:

                  March 31, 2000.................    $  399
                  March 31, 2001.................       369
                  March 31, 2002.................       317
                  March 31, 2003.................       326
                  March 31, 2004..                      335
                  Thereafter.....................       170
                                                     ------
                                                     $1,916
                                                     ------

Total rent expense, net of approximately $60,000 of sublease rental income, was approximately $315,000 and $376,000 for the years ended March 31, 1999 and 1998, respectively.

NOTE G - REVOLVING CREDIT FACILITY

   On August 7, 1998, the Company and Silicon Valley Bank ("SVB") finalized a bank line of credit Agreement ("Agreement"). The terms of this Agreement provide for a $1,500,000 working capital credit facility for a term of one year. The terms further provide for working capital advances up to seventy five percent of the Company's eligible domestic accounts receivable under ninety days from invoice date. Collateral for the line, which is secured by a lien, is comprised of all Company assets. The rate of interest to be paid to SVB is prime plus one percent. In order to borrow against the line, the Company is required to meet certain covenants which include minimum tangible net worth of $2 million and a quick ratio of 1:50 to 1. The Company, at its option, may terminate the credit facility with SVB without penalty. To date, the Company has not utilized any portion of this credit facility.

NOTE H - INCOME TAXES

   At March 31, 1999, insci had available net operating loss ("NOL") carryforwards of approximately $14,600,000 resulting from accumulated operating losses through fiscal 1999. The NOL carryforwards for tax reporting purposes expire in various amounts through the year 2019. Management believes that an "Ownership Change" occurred in January 1996 within the meaning of Section 382 of the IRS Code. Under an ownership change, insci will be permitted to utilize approximately $13,000,000 in NOL carryforwards (available on the date of such change) in any year thereafter to reduce its income to the extent that the amount of such income does not exceed the product of (the "Section 382 limit") the fair market value of it's outstanding equity at the time of the ownership change and long-term tax exempt rate published by the IRS.

   Insci's Section 382 limits in fiscal 1999 and beyond will be approximately $900,000 per year, and accordingly, insci will not be able to utilize its full NOL benefits. From January 1996 through March 31, 1999, insci has NOL carryforwards of approximately $1,600,000 which are available to offset future income and expire in 2011 through 2019. Mamagement has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

NOTE I - PREFERRED STOCK

        1. 8% Convertible Redeemable Preferred Stock

        On November 11, 1996, the Company completed 1,333,334 Units of a Regulation "D" Private Placement Offering of 8% Convertible Redeemable Preferred Stock. Proceeds from this offering, before underwriting commissions and expenses, totaled $5,000,000. Each Unit consists of one share of 8% Preferred Stock and one Warrant to purchase one share of Common Stock for $5.00 per share for a period of three years expiring on October 1, 1999. The 8% Convertible Preferred Stock and Warrants contain limited anti-dilution protection and adjustment rights granted to purchasers of the Units. Each 8% convertible share of preferred stock is convertible into one share of common stock.

       Additionally, the Company paid to J. Michael Reisert & Co., Inc., the placement agent, a commission of 8% per Unit, or the sum of $400,000, on the completion of the minimum offering, in addition to approximately $87,500 in expenses, as well as granting 133,333 Warrants to purchase 133,333 Units comprised of 133,333 shares of 8% Preferred Stock, convertible into shares of Common Stock and 133,333 warrants to purchase shares of Common Stock at $5.50 per share for a period of three years from the date of closing of the minimum offering.

      Dividends can be paid in cash or 8% Preferred Stock at the option of the Company. The 8% Preferred Stock payable as dividends is to be valued at the lessor of $3.75 or the average bid price for Common Stock for twenty consecutive trading days prior to the end of the quarter (see Note J-4). In the event that the average bid price for Common Stock during any sixty day period commencing August 1, 1998 is $2.75 or less, holders of a majority of outstanding 8% Preferred Stock can elect to have dividends paid in cash for the balance of the life of the Preferred Stock (the "Cash Election"). If the Company fails to honor the Cash Election, the Company must pay dividends in shares of 8% Preferred Stock and a majority of holders of 8% Preferred Stock shall have the right to designate one Board Member and the Company shall immediately appoint a designee and use its best efforts to cause the election of the designee for so long as twenty-five percent of the 8% Preferred Stock remains outstanding. While the average bid price for the Company's Common Stock was below $2.75 for sixty consecutive trading days subsequent to August 1, 1998, holders of the 8% Preferred Stock have not yet elected to designate a member to the Board of Directors. In the further event the average bid price for Common Stock during the last thirty day period of any quarter commencing with the thirty day period beginning September 1, 1998 is $3.75 or less, annual dividends on 8% Preferred Stock will be automatically readjusted to eleven percent per annum for the balance of the period that any 8% Preferred Stock is outstanding. Based upon the Company's stock price being less than $3.75 for the period required, dividends have been adjusted to eleven percent per annum commencing with the quarter ended December 31, 1998.

       The Company granted, as a part of the terms of the Placement, cost-free registration rights with respect to the underlying shares for the Convertible Redeemable Preferred Stock, the Unit Warrants and the Warrants granted to the Placement Agent. The terms of the Placement involve the imposition of a penalty if the underlying shares are not timely registered equal to a reduction in the conversion price of the $3.75 Unit of 2% per month after nine months from the date of closing with a maximum of 10%. The registration of the underlying shares for this Placement was completed in the Company's Form S-1 Registration Statement that was declared effective on October 6, 1997. An adjustment of 8% of the Unit conversion price is in effect as a result of this provision. During fiscal 1999 and 1998, shareholders of this preferred stock converted 125 preferred shares into 125 shares of common stock and 49,995 preferred shares into 53,520 shares of common stock, respectively.

       2. 10% Convertible Redeemable Preferred Stock

       On June 15, 1995, the Company completed a private placement of 90-Day Subordinated Notes (the "Notes") which were repayable in cash or in shares of the Company's 10% Convertible Redeemable Preferred Stock ("10% Preferred Stock"). A total of $1,200,000 of Notes were sold with net proceeds to the Company of approximately $950,000.

           In October 1995, the Company notified all holders of the Notes that it was exchanging shares of the Company's 10% Preferred Stock in the amount of one share for each $1.00 of principal and accrued interest balances due on the Notes. Effective October 15, 1995 the Company exchanged 1,240,000 shares of the Company's 10% Preferred Stock in the amount of one share for each $1.00 of principal and accrued interest due on the Notes for the principal of its 90-Day Subordinated Notes and the accrued interest payable thereon. The Preferred Stock is convertible at the option of the holders into the Company's Common Stock. The holder is able to convert an amount equal to the greater of either $.10, or 50% (the beneficial conversion feature) of the average closing bid price of the Common Stock during the 20 days immediately preceding the date that the conversion notice is given. The underlying shares of Common Stock convertible under this Preferred Stock were included in the Company's S-1 Registration Statement declared effective on October 6, 1997. During fiscal 1998, individuals who were employees of an investment firm that assisted in this offering exercised their rights to acquire shares of the Company's common stock at a price equal to the conversion features of the preferred stock. As a result, these individuals acquired 149,588 shares of common stock for $113,750.

    Dividends can be paid in cash or common stock. Dividends paid in common stock are determined based upon a discount to the average trading price of the Company's common stock during the twenty trading days immediately preceding the payment date (see Note J-2).

         In accordance with the terms of the conversion, a total of 448,602 shares of preferred stock have been surrendered and converted into 892,339 shares of the Company's Common Stock during the fiscal year ended March 31, 1999. During the fiscal year ended March 31, 1998, 402,345 shares of preferred stock were surrendered and converted into 415,954 shares of the Company's Common Stock.

   3. 10% Convertible Preferred Stock

       On September 20, 1996 the Company completed a Private Placement financing under Regulation "D" for the sum of $1,350,000. The Company issued 1,350,000 shares of 10% Convertible Preferred Stock to accredited investors at $1.00 per share. Each 10% convertible share of Preferred Stock is convertible into a share of Common Stock of the Company for a period of three years, at a 30% discount (the beneficial conversion feature) to the INSCI Corp trading market of the Company's Common Stock. The Company has granted cost-free registration rights to the holders of the Preferred Stock who have converted into Common Stock. The underlying shares of Common Stock convertible under this Preferred Stock were included in the Company's S-1 Registration Statement declared effective on October 6, 1997. Three hundred thousand shares of the preferred stock have been converted into 174,371 shares of common stock as of March 31, 1998. The remaining 1,050,000 shares of preferred stock were converted into 1,377,504 shares of common stock during fiscal 1999.

      Dividends were paid in the form of common stock determined by the average of the trading market price of the Company's common shares during ten trading days immediately preceding the dividend payment date (see Note J-3).

      The Company entered into an agreement with Amerivet/Dymally Securities, Inc. to act as Placement Agent for the 10% Convertible Preferred Stock and paid as compensation to the Placement Agent 30,000 shares of restricted Common Stock with cost-free registration rights in addition to $23,000 in commissions and 112,000 warrants to purchase 112,000 shares of Common Stock at $5.00 per share for a period of 3 years expiring October 1999.

NOTE J- STOCKHOLDERS' EQUITY

   (1) As of March 31, 1999, 8,715,052 shares of the Company's common stock were outstanding. As of March 31, 1998, 6,205,130 shares of the Company's common stock were outstanding. The increase in shares during fiscal 1999 primarily resulted from conversions on the Company's 10% Convertible Redeemable Preferred Stock and 10% Convertible Preferred Stock.

     (2) During fiscal year 1999, a total of 448,602 shares of 10% Convertible Redeemable Preferred Stock were surrendered and converted into 892,339 shares of the Company's Common Stock. In addition, during the fiscal year ended March 31, 1999, the Company issued 33,068 shares of Common Stock in lieu of paying cash dividends on its 10% Convertible Redeemable Preferred Stock. During fiscal year 1998, a total of 402,345 shares of 10% Convertible Redeemable Preferred Stock were surrendered and converted into 415,954 shares of the Company's Common Stock. In addition, during the fiscal year ended March 31, 1998, the Company issued 98,038 shares of Common Stock in lieu of paying cash dividends on its 10% Convertible Redeemable Preferred Stock.

     (3) During fiscal year 1999, in accordance with the terms of its 10% Convertible Preferred Stock, the Company issued 29,296 shares of Common Stock in lieu of paying cash dividends on its 10% Convertible Preferred Stock. During fiscal 1999, 1,050,000 shares of this Preferred Stock were surrendered and converted into 1,377,504 shares of the Company's Common Stock. During fiscal year 1998, the Company issued 59,216 shares of Common Stock in lieu of paying cash dividends on its 10% Convertible Preferred Stock. During fiscal 1998, 300,000 shares of this Preferred Stock were surrendered and converted into 174,371 shares of the Company's Common Stock.

    (4) During fiscal year 1999, in accordance with the terms of its 8% Convertible Redeemable Preferred Stock, the Company issued 559,653 shares of 8% Convertible Redeemable Preferred Stock in lieu of paying cash dividends on this preferred stock. During fiscal 1999, 125 shares of this Preferred Stock were surrendered and converted into 125 shares of the Company's Common Stock. During fiscal year 1998, the Company issued 251,943 shares of 8% Convertible Redeemable Preferred Stock in lieu of paying cash dividends on this preferred stock. During fiscal 1998, 49,999 shares of this Preferred Stock were surrendered and converted into 53,520 shares of the Company's Common Stock.

      (5) During fiscal 1999, options were exercised to purchase 95,000 shares of common stock for $110,605. During fiscal 1998, the Company issued 149,588 shares of Common Stock for $113,750 and options were exercised to purchase 30,333 shares of common stock for $37,663.

     (6) The Company granted warrants to the Underwriters of its April 1994 IPO to purchase up to 125,000 Units at an exercise price of $7.70 per unit, and had granted registration rights relating to the underlying securities. In May 1996, the Underwriters surrendered these warrants in exchange for new warrants to purchase 187,500 shares of Common Stock at an exercise price of $3.50 per share. The Company granted cost-free registration rights to the underlying Common Stock shares of these warrants and has included these underlying Common Stock shares in the Form S-1 Registration Statement that was declared effective on October 6, 1997. During fiscal 1998, the Company entered into an exchange agreement whereby 70,000 shares of common stock would be issued in exchange for the cancellation of 150,000 warrants. The 70,000 shares were issued in fiscal 1999. The remaining 37,500 warrants expire December 1999.

      (7) On April 21, 1994, the Company received net proceeds of approximately $7,159,000 from its initial public offering ("IPO") of 1,250,000 units ("Units"). Each Unit consists of one share of the Company's Common Stock and one redeemable Common Stock purchase warrant. Each warrant entitles the holder thereof to purchase one-half of one share of Common Stock. Two warrants may be exercised at an aggregate exercise price of $9.00, subject to adjustment under certain circumstances, at any time after the warrants become separately transferable, until 48 months from the date of the offering. The warrants are redeemable by the Company at $.05 per warrant upon 30 days notice mailed within 20 days after the closing bid price of the Common Stock has equaled or exceeded $11.25 for a period of 20 consecutive trading days. During 1998, the Company extended the terms of the warrants until December 31, 1999, with all terms and conditions of the warrants remaining the same.

      (8) The following is a summary of the Company's stock warrant activity:

                                      Number       Weighted      Expiration
                                     of Shares   Average Price      Date

  Balance March 31, 1997             2,430,439       $5.89        Sep-Dec 99

Fiscal 1998 activity                         0
                                     --------
  Balance March 31, 1998             2,430,439       $5.89        Sep-Dec 99

Fiscal 1999 activity:
Cancelled                             (150,000)      $3.50
Exercised                              (12,590)      $0.35
                                     --------
  Balance March 31, 1999             2,267,849       $6.07        Sep-Dec 99
                                     --------

NOTE K - COMMITMENTS AND CONTINGENCIES

      Legal Proceedings

       To the best of the Company's knowledge, there are no material legal proceedings pending against the Company or any of its property, nor was any such proceeding terminated during the fourth quarter ended March 31, 1999.

Employment Agreements

      During 1998 the Company's Compensation Committee recommended to the Board of Directors that the employment agreement of Dr. E. Ted Prince ("Dr. Prince") the Company's Chairman of the Board of Directors and Chief Executive Officer should be amended to provide for an extension and increase in compensation. The Board of Directors subsequently approved the proposed amendment. Effective April 1, 1999, Dr. Prince's employment agreement provided for an extension of the term of Dr. Prince's employment through September 30, 2001, and further provided for salary compensation at an annual rate of $250,000 per annum with an incentive bonus of up to 40% of base compensation based upon performance targets established by the Board of Directors. Additionally, the amendment provided for the immediate vesting of 200,000 stock options to purchase 200,000 shares of Common Stock at $.95 per share. Further, an additional 300,000 stock options were granted to Dr. Prince to purchase 300,000 shares at $1.75 per share vesting over a 2-year period. The stock options granted to Dr. Prince are for a term of ten (10) years and expire April 1, 2009. Additionally, the amendment also provided that the exercise period of 950,000 options stock options previously granted to Dr. Prince at $1.66 per share and 250,000 options at $2.00 per share , would be extended until June 16, 2005.

   The Company has employment agreements with its other executive officers which also include annual incentive bonuses based upon attainment of defined profitability criteria and other performance related objectives. If an executive officer's employment is terminated for any reason other than voluntary resignation or for cause (as defined in the agreements) then a severance benefit will be paid. The severance benefit varies from officer to officer, but is not greater in any instance than six month's salary and benefits. Exclusive of Dr. Prince, key members of management have been granted stock options as part of their compensation package.

   Employee Benefit Plan

      The Company maintains a defined contribution plan for the benefit of its eligible employees pursuant to Section 401(K) of the Internal Revenue Code. Contributions to the Plan by the Company will be made at its sole discretion. Participants may also make contributions to the Plan. The Company did not make any contributions to the Plan for fiscal years 1999 and 1998.

NOTE L - STOCK OPTION PLANS

The following is a summary of the Company's stock option activity:

                                        1992 STOCK OPTION PLAN            1992 DIRECTORS OPTION PLAN

                                        Number     Weighted Average        Number     Weighted Average
                                      of Shares     Exercise Price        of Shares    Exercise Price
Outstanding at March 31, 1997          609,565          $3.17               45,000          $3.01
  Granted                                 -                -               200,000           2.25
  Cancelled                           (249,432)          5.03              (15,000)          6.67
  Exercised                             (5,333)          1.77              (25,000)          1.13
                                     ---------                           ---------
Outstanding at March 31, 1998          354,800           1.75              205,000           2.23
  Granted                                 -                -               460,000           1.04
  Cancelled                           (121,667)          1.88              (33,333)          2.25
  Exercised                            (20,000)          1.66               (5,000)          1.44
                                     ---------                           ---------
Outstanding at March 31, 1999          213,133           1.69              626,667           1.36
                                     ---------                           ---------

                                       1997 EQUITY INCENTIVE PLAN            OTHER STOCK OPTIONS

                                        Number     Weighted Average        Number     Weighted Average
                                      of Shares     Exercise Price        of Shares    Exercise Price
Outstanding at March 31, 1997          220,800          $5.43            3,205,942          $2.53
  Granted                            1,390,082           2.62              200,000           2.39
  Cancelled                           (555,299)          4.41             (550,939)          5.39
  Exercised                               -                -                  -               -
                                     ---------                           ---------
Outstanding at March 31, 1998        1,055,583           2.26            2,855,003          1.95
  Granted                            2,326,499           1.15              196,000          1.04
  Cancelled                           (941,918)          2.06             (100,000)         2.52
  Exercised                            (25,000)          0.75              (45,000)         1.14
                                     ---------                           ---------
Outstanding at March 31, 1999        2,415,164           1.27            2,906,003          1.79
                                     ---------                           ---------

The following table summarizes information about stock options outstanding and exercisable at March 31, 1999.

                                 1992 STOCK      1992 DIRECTORS     1997 EQUITY     OTHER STOCK
                                 OPTION PLAN       OPTION PLAN    INCENTIVE PLAN      OPTIONS
Outstanding
Option Price Range               $1.50 - 3.00      $.89 - 2.25      $.75 - 3.75      $.93 - 5.00
Number of Shares                    213,133          626,667         2,415,164        2,906,003
Weighted Average Life                 6.3              7.7              9.4              6.4
Weighted Average Exercise Price      $1.69            $1.36            $1.27            $1.79

Exercisable
Number of Shares                    213,133          100,000          324,499         2,589,136
Weighted Average Exercise Price      $1.69            $2.25            $1.39            $1.78

Employee Stock Option Plans

   On July 29, 1996 the Company adopted the 1997 Equity Incentive Plan (97 Plan) authorizing 3,000,000 shares of Common Stock to replace the remaining and ungranted shares under the 1992 Stock Option Plan that was terminated. The 97 Plan permits the Company to provide its employees with incentive compensation opportunities which are highly motivational. On August 26, 1998, the Company adopted a plan that allowed employees, at their election, to exchange existing outstanding stock options for reissued stock options at an exercise price of $1.22 per share. These options vest over a two year period. On August 26, 1998, the market price of the Company's common stock was $1.19. A total of approximately 743,000 options were exchanged and are included in the "granted" and "cancelled" columns for fiscal 1999 in the tables for the 1992 and 1997 Plans. On October 7, 1997, the Company adopted a plan that allowed employees, at their election, to exchange existing outstanding stock options for reissued stock options at an exercise price of $2.25 per share, provided that these options could not be exercised for a period of three years or until the ten day average market price of the Company's Common Stock was $4.50 per share or higher. On October 7, 1997, the market price of the Company's common stock was $2.13. A total of approximately 650,000 options were exchanged and are included in the "granted" and "cancelled" columns for fiscal 1998 in the tables for the 1992 and 1997 Plans.

Directors and Other Stock Options

   The Directors Option Plan (the "Directors Plan") was adopted by the Board of Directors to make service on the Board more attractive to present and prospective directors. The plan has 1,000,000 authorized shares and provides that each new director receive 100,000 stock options upon being appointed to the Board of Directors. For each three years of service thereafter they are eligible for an additional 100,000 options. In addition, Board members who participate on committees are entitled to receive 20,000 options annually.

   During fiscal 1999, the Company issued an aggregate of 400,000 options to new board members or board members that reached their three year term and 60,000 options to various Board members for their participation on committees.

   The Directors Plan is administered by a committee made up of at least two members of the Board of Directors. The exercise price per share of any option granted under the Directors Plan shall not be less than the fair market value of such shares on the date of grant. Eligible directors include all members of the Board of Directors who are not also employees of the Company or any parent or subsidiary of the Company. Options expire five years from the date of grant, subject to earlier termination in accordance with the terms of the Directors Plan. All rights to exercise options terminate two years following the date the optionee ceases to serve as a director of the Company with certain exceptions.

Stock Based Compensation

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized because stock options granted under the plans were at exercise prices which were equal to or greater than the market value at date of grant. Had compensation expense been determined as provided in SFAS 123 for stock options using the Black-Sholes option pricing model, the pro forma effect would have been:

                                              Fiscal 1999        Fiscal 1998
  Net loss applicable to common shares -
    as reported                               $(2,309,000)       $(4,627,000)
  Net loss applicable to common shares -
    pro forma                                  (4,309,000)        (6,457,000)
  Net loss per common share - as reported            (.28)              (.82)
  Net loss per common share - pro forma              (.53)             (1.15)

The fair value of each option grant is calculated using the following weighted average assumptions:

                                              Fiscal 1999        Fiscal 1998
Expected life (years)                               5                  5

Interest rate                                     5.08%              6.92%
Volatility                                         117%               77%
Dividend yield                                      0                  0

NOTE M - SEGMENT AND CUSTOMER INFORMATION

   For the year ended March 31, 1999 sales made to UNISYS and to customer leads furnished by UNISYS accounted for approximately 20% of the Company's total revenues. Amounts due from these customers were approximately 20% of the Company's accounts receivable balance as of March 31, 1999. For the year ended March 31, 1998 sales made to UNISYS and to customer leads furnished by UNISYS accounted for approximately 18% of the Company's total revenues. Amounts due from customers as a percent of the Company's accounts receivable balance as of March 31, 1998 were, in approximate percentages, Lason Inc. 17% and Putnam Trust Company, 11%.

       The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended March 31, 1999. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker or decision making group, in making decisions how to allocate resources and assess performance. To date, the Company has viewed its operations as principally one segment, the developing marketing and supporting imaging, document and data management, and archival products and related services.

Revenue was derived from customers in the following geographic areas (in thousands)

                                            Year ended March 31
                                            -------------------
                                           1999             1998
                                           ----             ----

      North America                     $11,008             $8,487
      Europe                              1,131              1,007
      Other                                 479                320
                                        -------             ------
      Total                             $12,618             $9,814
                                        =======             ======
NOTE N - SUBSEQUENT EVENTS

       On December 17, 1999, insci completed a Regulation D Offering of its Common Stock. The Offering involved purchasing 802,676 shares of common stock for $2.4 million ($2.99 per share). Additionally, warrants were issued to purchase 280,936 shares of common stock at $4.30 per share expiring December 18, 2004.

       Insci further agreed to provide registration rights for the shares of stock purchased and the underlying shares relating to the warrants. Insci has agreed to register these shares within 90 days from the Closing Date otherwise insci agreed to pay a penalty of 2% or 3% of the gross offering as defined.

       This agreement also provides a right of first refusal on any future financings and, in addition, could result in an additional amount of shares issued if any new financing results in an issue price of less than $2.99 per share, as defined.